Hugh Redd

Senior Vice President

Chief Financial Officer

April 12, 2010

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation
Form 10-K for the year ended December 31, 2009
Filed February 19, 2010
File No. 1-3671

Via Overnight Delivery and EDGAR

Dear Ms. Cvrkel:

On behalf of General Dynamics Corporation, please note the company’s responses to comments addressed in your letter dated March 30, 2010:

Selected Financial Data, page 18

SEC Comment

1.	We note your presentation of the line item “net cash (used) provided by discontinued operations” in the table of selected financial data. Please note that we do not believe that aggregating operating, investing, and financing cash flows from discontinued operations into a single line item is appropriate. Please revise future filings to separately present cash flows from discontinued operations by category, similar to the presentation within your statement of cash flows, or alternatively remove separate disclosure of any cash flows related to discontinued operations from your table of selected financial data.

General Dynamics’ Response

To the extent we provide cash flow information related to discontinued operations in the table of selected financial data or other areas of our future filings, we will present separate information for cash flows from operating, investing and financing activities, consistent with the presentation in our statement of cash flows.

2941 Fairview Park Drive

Suite 100

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Tel: 703 876 3387

Fax: 703 876 3264

hredd@generaldynamics.com

April 12, 2010

Statements of Cash Flows, page 38

SEC Comment

2.	Reference is made to your presentation of sales/maturities of available-for-sale securities under cash flows from investing activities. Please note that cash flows from purchases, sales, and maturities of available-for-sale securities should be reported on a gross basis in the statement of cash flows. Refer to the guidance in FASB ASC 230-10-45-11.

General Dynamics’ Response

We will expand our disclosures of cash flows related to available-for-sale securities in future filings to report separately our sales and maturities of these securities on a gross basis in addition to our separate disclosure of purchases.

Notes to the Financial Statements – General

SEC Comment

3.	Please revise future filings to include disclosure in the notes to the financial statements of all accounting standards which have been issued but not yet adopted by the registrant unless the impact on its financial position and results of operations is not expected to be material to the Company. See guidance in SAB Topic 11:B.

General Dynamics’ Response

As we disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 35 of our Form 10-K, we do not expect the standards that had been issued but not yet adopted as of December 31, 2009, to have a material effect on our results of operations, financial condition or cash flows. Therefore, we did not repeat this disclosure in the notes to our consolidated financial statements. To the extent that accounting standards are issued in the future but not yet adopted as of the date of our financial statements, and the impact on our company is expected to be material, we will add this disclosure to our financial statement footnotes.

Note A. Summary of Significant Accounting Policies – Discontinued Operations, page 40

SEC Comment

4.	We note from your disclosure in your prior Form 10-K for the fiscal year ended December 31, 2008 that you entered into an agreement to sell your Combat Systems group’s nitrocellulose operation in Spain and that the transaction was expected to close in the first quarter of 2009. In this regard, please note that you are required to disclose the following in the notes to the consolidated financial statements that cover a period in which a long-lived asset (disposal group) either has been sold or is classified as held for sale:

April 12, 2010

•

a description of the facts and circumstances leading to the expected disposal(s) and the expected manner and timing of the disposal(s) and if not separately presented on the face of the balance sheet, the carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group;

•	the gain or loss recognized and the caption in the statement of earnings that includes that gain or loss;

•	if applicable, amounts of revenue and pretax profit or loss reported in discontinued operations; and

•	the segment in which the long-lived asset (disposal group) is reported.

Please confirm your understanding in your next response to us that you will comply with such disclosure requirements in future filings, as applicable. Refer to the guidance in FASB ASC 205-20-50-1.

General Dynamics’ Response

We confirm that to the extent we have a material long-lived asset (disposal group) that has been sold or is held for sale in future reporting periods, we will provide the disclosures called for in FASB ASC 205-20-50-1. We note that in the notes to our consolidated financial statements for 2008 and several preceding years, we provided these disclosures based on the magnitude of our divestiture activities in the years 2004 through 2006. These activities diminished significantly in 2007 and 2008 to a level that we concluded was immaterial. The revenues associated with discontinued operations were $2 million in 2009, $2 million in 2008 and $54 million in 2007. Total assets associated with discontinued operations were $2 million in 2009, $8 million in 2008 and $3 million in 2007. Total liabilities associated with discontinued operations were $33 million in 2009, $39 million in 2008 and $46 million in 2007. Each of these measured less than 0.3 percent of our respective consolidated amounts in each year.

Because we reported net losses and cash flows associated with discontinued operations in our consolidated financial statements for 2007 through 2009, we believed it was important to provide a high-level explanation of the nature of these income statement and cash flow amounts (see Note A on page 40). Given the de minimis nature of the operating results, assets and liabilities noted above, we did not believe the additional disclosures noted in the Staff’s comment would provide any meaningful information to investors.

April 12, 2010

Note B. Acquisitions, Intangible Assets and Goodwill, page 41

SEC Comment

5.	We note from your disclosure that in 2008 you acquired five businesses for an aggregate of approximately $3.2 billion. In light of the fact that it appears that these acquisitions were material in the aggregate, and it appears that the amount assigned to goodwill and intangible assets is significant in relation to the aggregate cost of these entities, we believe that you should provide us, and disclose in future filings, the disclosures required by paragraph 52 of SFAS No. 141. Your response and revised disclosure should include detail of the amount assigned to each type of intangible asset by major asset class and the related useful life assigned to that asset, as well as the amount of goodwill acquired that is expected to be deductible for tax purposes. In this regard, we also do not believe that your current disclosure in Note B provides adequate detail of the types of intangible assets acquired and included on the balance sheet as of December 31, 2009 and 2008, or the useful life assigned to each of those major classes of intangible assets. Please revise future filings to provide this information in more detail.

General Dynamics’ Response

With respect to the requirements of paragraph 52 of SFAS 141, we understand those disclosures to be applicable to reporting periods in which a material business combination is completed. We also have considered the requirement under paragraph 53(d) of SFAS 141 to provide the same disclosures if a series of individually immaterial business combinations completed during the period are material in the aggregate. We evaluate the materiality of our business combinations in a given reporting period both individually and in the aggregate.

In our consideration of the materiality of acquired businesses, we look to, among other things, the guidance under Item 2.01 of Form 8-K for determining whether a business acquisition (or series of business acquisitions) is significant. Using that guidance, the individual acquisitions completed in 2008, as well as the aggregate of these acquisitions, were well below the thresholds for disclosure. We also considered the acquired companies’ 2008 pre-acquisition revenues and operating earnings and the impact including these operating results would have on the consolidated company. The combined 2008 pre-acquisition revenues and operating earnings of these companies were approximately 5 percent of the company’s total 2008 revenues and operating earnings. Further, the addition of these businesses to our 2008 results increased our revenues and operating earnings over 2007 by less than 1 percent each. Beyond these considerations, we did not identify any qualitative factors that led us to otherwise conclude that the 2008 acquisitions were material either individually or in the aggregate.

Based on this approach, we believe the 2008 acquisitions were not material. If we conclude that any future business acquisition or series of acquisitions are material, we will include all of the disclosures outlined in FASB ASC 805-10-50.

April 12, 2010

With respect to the information you request regarding expanded disclosures of intangible assets as of the reported balance sheet dates and their useful lives, we will revise our future filings to provide this information in greater detail.

SEC Comment

6.	Reference is made to footnote (a) to the table on page 43 relating to the changes in carrying amount of goodwill by reporting unit. We note from your disclosure footnote (a) includes adjustments to preliminary assignments of fair value to net assets acquired. In this regard, please note that you are required to disclose the information outlined paragraph 6(a)-(c) of FASB ASC 805-10-50 if the initial accounting for a business in incomplete and the amounts recognized in the financial statements for the business combination have been determined provisionally. As part of your response, please provide us with the information as required by paragraph 6(a)-(c) of FASB ASC 805-10-50 for changes to the preliminary assignments made in fiscal 2008 and 2009 and revise your disclosure in future filings accordingly.

General Dynamics’ Response

In 2008 and years prior, we provided disclosures in the notes to our consolidated financial statements regarding the acquisitions whose allocations were preliminary, the nature of purchase price allocation matters that were preliminary as of the balance sheet date and the expected impact on our financial statements as a result of the completion of the purchase price allocation. As of December 31, 2009, all purchase price allocations were finalized. Therefore, we removed these disclosures from our footnotes. In the future, to the extent we have acquisitions that are material, either individually or in the aggregate, whose purchase price allocations are preliminary as of the date of the financial statements, we will disclose the information required by paragraph 6(a)-(c) of FASB ASC 805-10-50.

Note N. Commitments and Contingencies – Litigation, page 49

SEC Comment

7.	We note from your disclosure in Note N that in regards to the termination of the A-12 program, it does not appear that you have recorded any reserve related to this potential liability as of December 31, 2009. In light of the court rulings during the year ended December 31, 2009, please tell us whether any amounts have been accrued for this litigation and if not, please explain to us why you do not believe a reserve is required.

General Dynamics’ Response

As noted in the Staff’s comment, we have not recorded a reserve as of December 31, 2009, relating to the ongoing litigation concerning the A-12 program. We have assessed whether an accrual is required in connection with the ongoing litigation based on the provisions of FASB ASC 450–20. Specifically, we considered whether an unfavorable outcome in the litigation is “probable” and whether it is

April 12, 2010

possible to make a reasonable estimate of the amount of loss. Based on these criteria, we determined that an accrual was not required.

Based in part on discussions with, and views of, our legal counsel in the litigation and as discussed in Note N to our consolidated financial statements, we believe that the law and facts involved in the litigation support a determination that the government’s default termination was not justified. We intend to petition the U.S. Supreme Court to review the most recent ruling of the appeals court. Our petition will highlight several issues where we believe the appeals court and trial court ruled contrary to existing law. Beyond the ongoing appeals process, we continue to believe that there are significant legal obstacles to the government’s ability to collect any amount from the company. The government failed to file a counterclaim against the contractors in the case, and no court has ever entered a money judgment in favor of the government. Based on these facts and our legal analysis, we believe the government is legally barred from recovery. As a result, we have determined that it is not probable the company will be required to pay the amount demanded by the government in the case.

Even if an unfavorable outcome were to occur in the case, we are unable to reasonably estimate the amount of any potential loss. While the government has made a monetary demand to the contractors and we have reflected the full amount of the government’s demand in Note N, that demand has not been adjudicated, and the amount remains in dispute. Furthermore, the issue of the amount due the government, if any, has never been determined by a court, and the trial court has specifically stated that it did not intend in its rulings to enter a money judgment for the government.

Supplementary Data, page 66

SEC Comment

8.	We note from your disclosure on page 23 of MD&A that the Aerospace group’s operating earnings were negatively impacted in 2009 by severance costs associated with workforce reduction activities. Please revise future filings to disclose the nature of any unusual or infrequent events, such as this severance expense, that materially affect the results of operations of any quarterly period presented in this disclosure. See Item 302(A)(3) of Regulation S-K.

General Dynamics’ Response

We disclosed our Aerospace group’s severance activities in 2009 because we believe these costs are relevant to an understanding of the trends in operating earnings for the group for the full year relative to 2008 performance and 2010 expectations. However, these costs were immaterial on a quarterly basis in relation to the company’s consolidated operating results. We confirm that in future periods we will disclose the nature of any unusual or infrequent events that are material to the results of one or more of the disclosed quarters, such as the tax settlement in the second quarter of 2008 noted in footnote (a) to our supplementary data.

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April 12, 2010

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the company’s filings; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ L. Hugh Redd
L. Hugh Redd
Senior Vice President and Chief Financial Officer